 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 9 DATED MARCH 20, 2020
TO THE PROSPECTUS DATED APRIL 30, 2019

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 30, 2019, Supplement No. 8 dated March 4, 2020, Supplement No. 7 to our prospectus dated January 14, 2020, Supplement No. 6 to our prospectus dated November 22, 2019, Supplement No. 5 to our prospectus dated November 14, 2019, Supplement No. 4 to our prospectus dated August 15, 2019, Supplement No. 3 to our prospectus dated May 28, 2019, and Supplement No. 2 to our prospectus dated May 15, 2019. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this Prospectus Supplement No. 9 is to describe the following:

•	the status of our initial public offering (the “Offering”);
•	an update regarding the impact of the novel coronavirus (COVID-19) on our operations;
•	an update regarding our Estimated Per Share NAVs;
•	an update regarding distributions;
•	an update regarding our share repurchase program; and
•	updates to our risk factors.

Status of this Offering and Issuance of Class K OP Units

Our registration statement on Form S-11 for the Offering of $550,000,000 of shares of Class K common stock, or K Shares, Class K-I common stock, or K-I Shares, and Class K-T common stock, or K-T Shares, consisting of up to $500,000,000 of K Shares, K-I Shares and K-T Shares in our primary offering and up to $50,000,000 of K Shares, K-I Shares and K-T Shares pursuant to our distribution reinvestment plan, or DRIP, was declared effective by the SEC, on August 14, 2018. As of March 16, 2020, we had accepted investors’ subscriptions for and issued approximately 2,040,275 K Shares, 601,405 K-I Shares, and 47,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $20,329,645, $5,595,306, and $475,500, respectively, for total gross proceeds in the primary portion of this Offering of approximately $26,400,451. As of March 16, 2020, we had issued approximately 5,884 K Shares, 6,100 K-I Shares and 439 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $55,899, $57,950 and $4,175, respectively.

As previously disclosed, we terminated our private offering of up to $150,000,000 in K Shares and Units (a “Unit” consists of four K Shares and one A Share) prior to the SEC effective date of our Registration Statement on August 14, 2018. At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 shares of Class A common stock, or A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $2,190,000 in A Shares pursuant to a private placement pursuant to Section 4(a)(2) of the Securities Act.

Therefore, as of March 16, 2020, we had received total gross proceeds of approximately $44,291,230 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

Update Regarding the Novel Coronavirus (COVID-19)

We are taking the ongoing coronavirus (COVID-19) pandemic extremely seriously and are proactively taking steps to attempt to address the corresponding operational threats to our hotel properties in an effort to minimize the impact of COVID-19 on the our financial results and to position the Company to rebound as quickly as possible once the situation has stabilized. Although reasonable projections of a ‘V’ or ‘U’ shaped economic recovery might be anticipated following this crisis, presently there are no clear indications as to the depth, severity or duration of the COVID-19 pandemic in the United States.

The negative impact on room demand at our hotels stemming from the COVID-19 is significant. With the increased spread of COVID-19 across the globe, the impact has accelerated rapidly, and we are seeing a profound effect on occupancy and hotel revenue per room, or RevPar, at our hotels.

Our principals and senior executives, and our highly experienced property level management teams employed by TPG Hotels & Resorts, our hospitality and property management affiliate, have over three decades of experience in the hospitality industry, and have weathered many market swings, including experience dealing with the impacts of previous disruptive events such as 9/11 and the Great Recession of 2008.

As always, our primary responsibility is to ensure the safety and security of hotel employees and the guests we serve, by facilitating healthy environments. To that end, we have equipped staff with appropriate training, tools and protocols crafted in accordance with the Centers for Disease Control and Prevention, or CDC, guidance and best practices. At all of our work sites and hotel properties, additional cleanliness procedures are being implemented, which include, but are not limited to:

•	Placing additional hand sanitizer dispensers throughout each property, especially around frequent contact ‘touch points’ and hard surfaces touched by numerous people, such as elevators, food and beverage areas, front desks, fitness rooms and public restroom facilities;
•	Increased sanitizing efforts in public areas using disinfecting products, with a focus on areas touched by multiple people, such as door handles, elevator buttons and room key cards; and
•	Implementing protocols to more frequently sanitize guest room surfaces using disinfecting products, including faucets, remote controls, pens, phones and clock radios.

While we would expect a select-service hotel portfolio like ours to lend itself to a lesser impact than conference center hotels or resort-conference hotels (i.e., destination venues), the situation is highly fluid and there is no way to currently predict the ultimate extent and duration of the impact of COVID-19 on any of our hotel properties or our overall financial results. Accordingly, our experienced hotel management teams are implementing both best practices revenue management and significant expense cutting strategies:

1.	Revenue strategies include focusing on occupancy driven revenue as opposed to rate driven revenue, which is accomplished by pursuing and accepting business that may not be in the traditional preferred rate range while continuing to maintain current and previous hotel accounts and providing incentives to rebook on future dates.

2.	Expense strategies include the implementation of intense cost saving measures such as: staffing reductions, furloughs, limiting services, energy conservation measures, etc.

We cannot, however, predict with certainty, even with our best efforts in these strategies, what level of potential revenues and expense savings can be achieved overall to mitigate the material decline in business our hotels are experiencing.

While we acknowledge that COVID-19 will continue to present us with significant challenges, we believe that the following factors will help us weather these turbulent times:

•	Our current property-level debt is nonrecourse, long-term and fixed rate with no imminent maturity dates;
•	We currently do not have any outstanding credit facilities at the REIT level; and
•	We anticipate future acquisition opportunities due to a potential economic downturn and the current historically low interest rates (although there can be no guarantee that any such acquisitions will occur).

However, until such time as the virus is contained or eradicated and business and personal travel return to more customary levels, we expect to see substantial erosion in hotel cash flow.

An Update Regarding Our Estimated Per Share NAVs

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our calculation of an estimated per share NAV:

On May 23, 2019, our board of directors (the “Board”), at the recommendation of the Audit Committee of the Board (the “Committee”), comprised solely of independent directors, unanimously approved and established the estimated per share NAV of  $10.00 (the “K Share Estimated Per Share NAV”) of each of the shares of the Company’s K-I Shares, K Shares and K-T Shares, of  $3.97 (the “A Share Estimated Per Share NAV”) of the Company’s A Shares and of  $0.00 (the “B Share Estimated Per Share,” collectively with the K Share Estimated Per Share NAV and A Share Estimated Per Share NAV, the “Estimated Per Share NAVs”). Because the Estimated Per Share NAVs are only determined annually, they may differ significantly from our actual per-share net asset value at any given time. Our current offering prices reflect the Estimated Per Share NAVs. The Estimated Per Share NAVs were published before the COVID-19 pandemic, and may differ significantly from our actual estimated NAV per share until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to our estimated NAV per share, as determined by our board of directors. Any resulting disparity may be to the detriment of a purchaser of our shares. We expect to release updated Estimated Per Share NAVs calculated as of March 31, 2020, which may be lower than the current Estimated Per Share NAVs.

An Update Regarding Distributions

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding distributions:

We intend to pay quarterly distributions with respect to the quarter ended March 31, 2020 with operating cash flow, consistent with prior distributions. Our board of directors will make determinations as to the payment of future distributions on a quarter by quarter basis; however, distributions will continue to accrue pursuant to our charter.

An Update Regarding our Share Repurchase Program

The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our share repurchase program:

On March 20, 2020, our board of directors decided to temporarily suspend repurchases under our share repurchase program effective with repurchase requests that would otherwise be processed in April 2020 due to the negative impact of the COVID-19 pandemic on our portfolio to date; provided, however, we will continue to process repurchases due to death in accordance with the terms of our share repurchase program. We will announce any updates concerning our share repurchase program in future filings with the Securities and Exchange Commission. Any unprocessed requests will automatically roll over to be considered for repurchase when we fully reopen our share repurchase program, unless a stockholder withdraws the request for repurchase five business days prior to the next repurchase date.

Risk Factors

The following risk factor hereby supersedes and replaces the new risk factor added pursuant to Supplement No. 8 in the section of our prospectus entitled “Risks Relating to an Investment in Us” beginning on page 57 of our prospectus:

The outbreak of the novel coronavirus (COVID-19) has significantly impacted our occupancy rates and RevPar.

The outbreak of the novel coronavirus (COVID-19) has significantly impacted our occupancy rates and RevPar. Our business has been adversely affected by the impact of, and the public perception of a risk of, a pandemic disease. In December 2019, a novel strain of coronavirus (COVID-19) was identified in Wuhan, China, which has subsequently spread to other regions of the world, and has resulted in increased travel restrictions and extended shutdown of certain businesses in affected regions. Since late February, we have experienced a significant decline in occupancy and RevPAR and we expect the occupancy and RevPAR reduction associated with the novel coronavirus (COVID-19) to continue as we are recording significant reservation cancellations as well as a significant reduction in new reservations relative to prior expectations. A continued outbreak of the virus in the U.S. would likely further reduce travel and demand at our hotels. A prolonged occurrence of the virus may result in health or other government authorities imposing restrictions on travel or other market impacts. The hotel industry and our portfolio are already experiencing the postponement or cancellation of business conferences and similar events. Additionally, the public perception of a risk of a pandemic or media coverage of these diseases, or public perception of health risks linked to perceived regional food and beverage safety, particularly if focused on regions in which our hotels are located, may adversely affect us by reducing demand for our hotels. Currently, no vaccines have been developed, and there can be no assurance that an effective vaccine can be discovered in time to protect against a potential pandemic. Any of these events could result in a sustained, significant drop in demand for our hotels and could have a material adverse effect on us. have a material adverse effect on us.